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                             April 4, 2024

       Justin Enbody
       Chief Financial Officer
       Kennedy-Wilson Holdings, Inc.
       151 S El Camino Drive
       Beverly Hills, California 90212

                                                        Re: Kennedy-Wilson
Holdings, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Response dated
December 22, 2023
                                                            File No. 001-33824

       Dear Justin Enbody:

              We have reviewed your December 22, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 28, 2023 letter.

       Form 10-K for the fiscal year ended December 31, 2023

       Item 8. Financial Statements and Supplementary Data
       Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
       Unconsolidated Investments, page 77

   1. We note your response to prior comment 2, as well as your disclosure that in following the guidance set forth in
ASC Topic 606 and ASC Topic 323, these performance allocations are included as a
component of the total income from unconsolidated investments in the accompanying
consolidated statements of income. Please further clarify the specific guidance in ASC Topic
606 that you are following. We note that in Question 3 of
                                                        FASB's Revenue
Recognition Implementation Q&As, its staff expressed the view that such incentive-based
capital allocations are within the scope of Topic 606. It appears that your arrangements,
which include asset management fees and performance allocations are
 Justin Enbody
Kennedy-Wilson Holdings, Inc.
April 4, 2024
Page 2
      similar to the arrangement described in Example 25 in Topic 606. Please explain to us in greater detail how you considered this guidance and each of the considerations presented by the FASB staff in Question 3 in determining that your performance allocation should be presented as a component of income from unconsolidated investments, and not revenue.
2. We note you elected the fair value option for 72 investments in unconsolidated investment entities and it appears performance allocations or carried interest are allocated to the general partner, special limited partner or asset manager of your fair value option unconsolidated investments. Please explain to us in detail how your election of the fair value option for unconsolidated investment entities that have performance allocations or carried interest is appropriate. Please cite the relevant accounting guidance in your response.
       Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,
FirstName LastNameJustin Enbody
                                                          Division of
Corporation Finance
Comapany NameKennedy-Wilson Holdings, Inc.
                                                          Office of Real Estate
& Construction
April 4, 2024 Page 2
cc:       In Ku Lee
FirstName LastName